                                                                  Exhibit (b)(1)

                                     LOGO
                                     RTFC

                      RURAL TELEPHONE FINANCE COOPERATIVE
               2201 Cooperative Way, Hendon, Virginia 20171-3025
                                 703-709-6700

Via Facsimile (340-777-7701) & U.S. Mail
----------------------------------------
August 21, 1998

Mr. Jeffrey J. Prosser
Chief Executive Officer
Innovative Communication Corporation
Chase Financial Center
P.O. Box 1730
St. Croix, U.S. Virgin Islands 00821-1730

Dear Jeff:

Attached is Summary Term Sheets for Innovative Communication Corporation as the loan was approved by the RTFC Board of Directors on July 31, 1998.

Please indicate your acceptance of the attached term sheet by returning a countersigned copy of this letter with an original signature and remitting the commitment fee. The fee and wire transfer instructions are noted below:

$126,316.00 to First National Bank of Chicago, Chicago, IL (ABA #071000013) for credit to RTFC account #52-73587 in immediately available funds by order of Innovative Communication Corp.

If you have any questions, please feel free to call me at 800/346-7095 or 703/709-6792.

Sincerely,

/s/ Robin C. Reed

Robin C. Reed
Associate Vice President
 and Account Manager

ATTACHMENTS REVIEWED and ACCEPTED:

By:
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Its:
       ------------------------------
Date:
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Attachments: (3) Summary Term Sheets dated August 21, 1998

                                     LOGO
                                     RTFC

                              SUMMARY TERM SHEET

                            Secured Credit Facility

                     Innovative Communication Corporation

                                August 21, 1998

Borrower:       Innovative Communication Corporation ("ICC" or "the Borrower")

Lender:         Rural Telephone Finance Cooperative ("RTFC" or "Lender")

Commitments:    A secured term loan totaling $63,157,895 of which, up to
                $60,000,000 will fund the purchase of the minority ownership interest in Emerging Communications, Inc. ("EmCom") and
                $3,157,895 will fund the purchase of RTFC Subordinated Capital
                Certificates ("SCCs") equal to 5% of the total amount borrowed.

Availability:   Upon the execution and satisfaction of requisite terms and conditions of the Loan Agreement but no later than the second anniversary of the date of the Loan Agreement ("Termination
                Date").

Collateral:     RTFC shall receive as collateral (i) a first mortgage lien on the assets and revenues of ICC, (ii) a pledge of 100% of the proceeds from any sale of an ownership interest in EmCom and, to the extent permitted by the margin rules of the Board of Governors of the Federal Reserve, a pledge of any additional shares of EmCom acquired by either ICC or its affiliate entity, Innovative Communication Company, LLC, (iii) pledges of the stock of each of ICCs operating subsidiaries; (iv) secured guarantees from each of ICCs operating subsidiaries for the full amount of the Loan plus interest and fees ("Subsidiary
                Guarantees"), and (v) an unsecured guaranty of repayment provided by Jeffrey J. Prosser for the full amount of the Loan plus interest and fees ("Personal Guaranty"). The Subsidiary
                Guarantees will be collateralized by first mortgage liens on the assets and revenues of each of the Guarantors.

Amortization:   A quarterly level debt service repayment schedule with principal amortization commencing on March 31, 2001.

Interest Rate:  The Loan shall accrue interest at RTFC's variable and/or fixed interest rate(s) for long-term loans with 5% SCCs plus 250 basis points.

SUMMARY TERM SHEET
Innovative Communication Corporation
August 21, 1998
Page 2



                        The Borrower may elect to convert all or a portion of outstanding loan funds to a fixed interest rate or rate(s) at any time without a fee. Loans or portions thereof in the fixed rate mode may be converted to variable only at the end of a fixed rate period. Fixed rate conversions at any other time will be subject to certain notice provisions of Lender and make whole premiums to cover any unwinding costs that may be associated with the conversion ("Make-Whole Premium").


Equity Certificate:     Purchase of non-interest bearing, amortizing equity
                        certificates (SCCs) equal to 5% of the total amount borrowed. The SCCs are amortized annually to maintain a 5% SCC-to-outstanding loan ratio. Amounts amortized are paid in cash to the Borrower. Amortization begins approximately one-year after full purchase of the SCCs.
                        The Borrower may elect to purchase the equity certificates using one of the following two options: (1) the SCC is included in the loan amount and is purchased with each advance of loan funds (Borrowing Option), or
                        (2) the Borrower uses its own cash to purchase the SCCs over a 5-year period in 20 equal quarterly installments commencing with the first full billing cycle following the initial advance of loan funds (Installment Option).


Patronage Capital:      Borrower will receive a share of Lender's net margin in
                        the form of patronage capital refunds. Patronage capital is allocated annually based on the percentage that Borrower's interest payments contributed to Lender's gross margins. Patronage capital is currently paid in cash (retired) in two different classes: Class One - 70% of the allocation is retired during the year in which it is allocated, and Class Two - The balance of the allocation is retired on RTFC's Board approved rotation cycle, currently 15 years.


Commitment Fees:        A refundable commitment fee equal to $126,316.00 (20
                        basis points times the total commitment amount) is due upon receipt of this Summary Term Sheet and prior to RTFC's preparation of the credit documentation. The commitment fee will be refunded (i) in its entirety upon full advance of that loan for the purpose specified.
                        There will be no retention of a portion of the commitment fee if the loan funds are not fully advanced due to the actual price paid for the stock of EmCom. The commitment fee will also be refunded if a transaction does not close for reasons that, in Lender's reasonable belief, are beyond the Borrower's control. Under all other circumstances, the commitment fee(s) will be retained by RTFC.

Prepayments:            Prepayment of all or a portion of outstanding loan funds
                        in the variable rate mode will be subject to a Prepayment Fee of 50 basis points times the amount of principal being prepaid. Prepayment of all or a portion of outstanding loan funds in the fixed rate mode will be subject to the 50 basis point Prepayment Fee on the amount of principal being prepaid plus any applicable
                        Make-Whole Premium associated with the prepayment.

Financial Covenants:    The credit documentation will include, without
                        limitation, the following Financial Ratio Requirements:

                        (a) An average TIER of 1.50 for the two highest of the last three years. TIER, for any year, shall be calculated on a consolidated basis and arrived at as follows: net income plus income taxes plus interest payable on long-term debt for such year divided by interest on long-term debt payable for such year.

                        (b) An average DSC ratio of 1.25 for the two highest of the last three years. DSC for any year, shall be calculated on a consolidated basis and arrived at as follows: net income plus depreciation and amortization plus interest payable on long-term debt for such year divided by principal and interest payable on long-term debt in such year.

SUMMARY TERM SHEET
Innovative Communication Corporation
August 21, 1998
Page 3

Negative Covenants:     The credit documentation will include, without
                        limitation, the following negative covenants.

                        Dividends: Borrower may distribute dividends without
                        ---------
                        Lender's prior written approval provided that (i) after giving effect to such dividend payment, it achieves an equity-to-total assets ratio ("Post Transaction Net Worth") of 40% or greater, or (ii) the dividend payment does not exceed 25% of Borrower's prior fiscal year's Cash Margins and its Post Transaction Net Worth is 25% or greater. Cash Margins shall mean, in any given year, the Borrower's income before non-cash charges and after non-cash credits and principal on long-term debt payable for the year.

                        Additional Indebtedness: Borrower may incur additional
                        -----------------------
                        secured or unsecured indebtedness without Lender's prior written approval provided that its Post Transaction Net Worth is 40% or greater, except that Borrower may incur additional unsecured trade debt provided that, in the aggregate, the total does not exceed 5% of Borrower's total assets.

Conditions of Closing:  Including, but not limited to, the following:

                        a) RTFC shall receive, in form and content satisfactory to RTFC, the following: (i) an opinion from Borrower's counsel that the planned merger of a subsidiary of the Borrower into EmCom will not, in any way, conflict with the IRS tax free reorganization ruling, and the tax allocation agreement between ATN and ATN, Inc. issued pursuant to the split-off of ATN and ATN, Inc. (ii) Copies of all materials related to the tender offer to be proffered by Borrower for the remaining shares of EmCom; and (iii) evidence that Borrower has commitments from minority shareholders for the sale of EmCom stock to Borrower such that Innovative Communications Company and the Borrower would collectively own at least 75% of the total EmCom stock outstanding, upon consummation of the tender offer. Borrower will not increase the price for the tender above $10.25 per EmCom share without the consent of the RTFC. Within 90 days after consummation of the tender offer, Borrower shall take all actions necessary to acquire any remaining shares of EmCom stock still held by minority shareholders.

                        b) Borrower covenants and agrees that it shall purchase and maintain storm damage insurance policies on all of its and, if applicable, its subsidiaries' properties, in form and substance satisfactory to RTFC, for a minimum of three years, and shall renew such policies with occurrence coverage substantially similar to that of Borrower's current General Star Indemnity policy. RTFC shall be named as loss-payee on all such policies and RTFC shall be promptly notified of any changes in coverage on such policies.

                        c) Closing on the Loan shall be subject to Borrower's execution and delivery of definitive credit and guarantee documentation, in form and content satisfactory to Lender, including the required Loan Agreements, Mortgage and Security Agreement, Promissory Note, Pledge and Security Agreements, Stock Powers, Personal Guaranty, Subsidiary Guarantees, Guarantors' Mortgage and Security Agreements, and Opinion(s) of Counsel; and

                        d) No material adverse change or representation shall have occurred or have been made by or on behalf of Borrower and/or its subsidiaries, with regard to their respective businesses, operations, financial position on the financing transaction contemplated herein.

Governing Law:          The Loan and all other credit documentation shall be
                        governed by the laws of the commonwealth of Virginia, except to the extent that the location of the collateral may require the application of other law.